Filed by Analog Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

Date: July 14, 2020

Vincent Roche Interview on “Squawk on the Street”

CNBC

13 July 2020

Transcript:

David Faber:

Analog Devices buying Maxim integrated. It’s an all stock deal that will combine two of the largest companies in the semiconductor area. Analog Devices CEO Vincent Roche joins us now. Very nice to have you with us this morning, Vincent. Let me start with the basic question, which is why is this deal good for your shareholders, good for your customers and good for your employees?

Vincent Roche, Analog Devices CEO:

Yeah. Good morning and thanks for having me. So, look, we’re a 55-year-old company, for that period of time we have focused on building the world’s best Analog franchise. And, you know, more and more our customers are asking us to do more and more. So I think in this particular deal, scale is going to matter. We’ve got more technology, we’ve got more talent, and we’ve got more products, quite honestly, that sell as well. So, I tend to view these acquisitions, these mergers, as good for our customers, for driving long term profitable growth through innovation. So I think given that it’s an all stock deal as well, our shareholders on both sides will get to share in the upside in terms of the increased equity value as we combine the company, make it grow stronger and make it more efficient.

David Faber:

Right. Roughly 69 percent owned, so to speak, by your shareholders, 31 percent by current shareholders of Maxim. Give me an example of what this will enable you to do with your customers or what you will be able to offer those customers that you haven’t been in the past when you have integrated Maxim.

Vincent Roche, Analog Devices CEO:

Well, let me give you two particular examples. In the area of, for example, vehicle autonomy radar systems, Maxim brings a very, very important interconnect technology that helps to move the information around the car in a very, very high fidelity, very, very high-speed way. And that’s a piece of technology that ADI doesn’t have today. So, it combines very well with ADI’s strength and infotainment in the car, for example. Another area where Maxim has a particular strength is in the data center, bringing the core power technologies that are really so important to making sure that the energy gets there where it needs to in these very, very processor dense data centers. And that’s a place where we don’t play today. ADI has other technologies and data centers. So together we can take on more of the challenge in the business of increasing complexity for our customers.

Jim Cramer:

This is Jim, always good to see you. One of the things that shocked me- I don’t want to bury the lead here. You reported a much better than expected quarter today. This is a quarter where everybody expects earnings per share to be down about 40 percent. Can you tell us what your mosaic was on fire here?

Vincent Roche, Analog Devices CEO:

Well, first and foremost, we’re a business. We’re a B2B centered company with a lot of diversity. So, what we saw, Jim, this quarter, is a growing strength in our industrial automation sector and our communications sector, of course, along with healthcare. So those businesses are very, very strong. You know, automotive still remains on the weaker side. And so that is the benefit of the great strength of the diverse businesses that we’ve been building in terms of products, applications and customers.

Jim Cramer:

Vince, I think EV is the way to go. I know you control a lot of the train of that. But what’s most exciting is this space business that you have. This is something that I think that Maxim extends to healthcare, extends to data center. But talk about space because it’s a real business for you.

Vincent Roche, Analog Devices CEO:

It is a real business. And it really was catalyzed with the acquisition of Hittite all those years ago, five years ago, with very, very high frequency communications technologies to which we’ve been able to partner a lot of the ADI signal processing capabilities. Now, with LTE and Maxim, we also can bring very, very important power management solutions to bear. So it’s still a relatively small business, Jim, for ADI today, but we see tremendous growth prospects and our penetration of that market from a customer perspective is very, very solid.

David Faber:

What are your expectations when it comes to research and development in terms of your ability to compete with what is a fairly competitive set of companies?

Vincent Roche, Analog Devices CEO:

Yeah, so we are unique. I mean, we as a company, first and foremost, we play at the cutting edge. So we lead. We are a leader. That’s always been our proposition, that we bring great cutting edge technologies to bear, to enable our customers to realize their innovation ambitions. And if you look at Hittite, you look at LTE, you look at Maxim, they share that DNA, that ethos with us. So my sense is that we’ll be able to, in a business that is increasing in terms of innovation complexity, where customers are asking us to solve more and more of the problem for them, I think this speaks to that beautifully. We’ve 10,000 engineers that we can point to all the spaces that we care about in B2B and consumer and everything that will emerge. So I think from a scale standpoint and from an ethos standpoint, it’s a great match.

David Faber:

And finally, Vince, I’m just curious about the choreography of a deal during a pandemic, because typically deals require the two principals to get together and talk figure things out. I don’t know if you’ve had a previous relationship, I know that typically or often can be the case within the same industry. But just give me a sense here as to how this worked over the last few months because of the constraints around travel and around face-to-face.

Vincent Roche, Analog Devices CEO:

Yes, well, I’d say first and foremost, we’ve long been admirers of each other. You know, we are really cousins in the same industry. And of course, the whole discussion, the whole dialogue took place virtually, which is probably unique as well in the in the landscape of M&A. So, there’s a lot of respect and a lot of belief that the combination can really bring tremendous value to our customers and our employees as well as shareholders. And if we solve for our customers and employees, our shareholders are going to be happy.

David Faber:

But you did not have a face-to-face, so you were able to do it all over Zoom or whatever you were using?

Vincent Roche, Analog Devices CEO:

Well, you know, he and I know each other for many, many years. So we’ve obviously met many times. But this was completely virtually dialogued.

David Faber:

I think that might be a first. Vincent Roche, thank you. Appreciate your taking some time with us during, of course, a busy day.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.